U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
                   Section 30(h) of the Investment Company Act

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Feinberg                          Stephen
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   (Last)                            (First)              (Middle)

   c/o Cerberus Capital Management, L.P., 450 Park Avenue - 28th Floor
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                                    (Street)

   New York                          New York               10022
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

   September 26, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

   Value City Department Stores, Inc. (VCD)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                    3. Ownership Form:
                                         2. Amount of Securities       Direct (D) or
1. Title of Security                        Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                               (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form  is filed by more than one  reporting  person,  see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                   (Print or Type Responses)              (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      5. Owner-
                                                  3. Title and Amount of Securities                      ship
                                                     Underlying Derivative Security                      Form of
                         2. Date Exercisable         (Instr. 4)                                          Derivative
                            and Expiration Date   ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                              Amount          sion or        Direct       6. Nature of
                         ----------------------                           or              Exercise       (D) or          Indirect
                         Date       Expira-                               Number          Price of       Indirect        Beneficial
1. Title of Derivative   Exer-      tion                                  of              Derivative     (I)             Ownership
   Security (Instr. 4)   cisable    Date          Title                   Shares          Security       (Instr. 5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                *
Senior Subordinated       Immed.     None         Common Stock,            8,333,333*    $4.50*          I*           By limited
 Convertible Loans,                                 no par value                                                      partnership
 principal amount
 $37,500,000
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                                                                                                                                *
Warrant                   Immed.     6/11/12      Common Stock,            1,477,396*    $4.50*          I*           By limited
                                                    no par value                                                      partnership
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of Senior Subordinated Convertible Loans in the principal amount of $37,500,000 (the "Senior Loans"), of Value City Department Stores, Inc. (the "Company"). Based upon the conversion rate of the Senior Loans, which is subject to certain adjustments, as of September 26, 2002, Cerberus has the right to acquire 8,333,333 shares of the common stock, no par value (the "Shares"), of the Company upon the conversion of the Senior Loans. Cerberus is also the holder of a warrant to purchase 1,477,396 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus. Thus, as of September 26, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 9,810,729 Shares. Stephen Feinberg's interest in the securities reported herein is limited to the extent of his pecuniary interest in Cerberus, if any.



           /s/ Stephen Feinberg                               October 1, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.